UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Dear Sirs:

In accordance with article 28 of the consolidated amended text of the Peruvian Securities Markets Law, approved by Supreme Decree No. 093-2002-EF and by the Significant Events and Reserved Information Regulation, approved by SMV Resolution No. 0015-2014-SMV/01, we hereby inform the market, as a significant event, that on November 6, 2018,, the General Shareholders Meeting of Graña y Montero S.A.A. (the “Company”) was held, on first call and with a quorum of 78.54% of the total subscribed common shares with voting rights, and approved the matters described below:

1.	Capital increase through new cash contributions and related amendment of the Company’s bylaws

The General Shareholders Meeting of the Company approved the following resolutions with the favorable vote of 99.92% of the subscribed shares with voting rights represented in the meeting1:

1.1.	Increase the share capital through new cash contributions, on the following terms proposed by Board of Directors (the “Board”):
a)	That a capital increase is made and to use the proceeds from said capital increase to strengthen the balance sheet of the Company and/or its subsidiaries.
b)
That the capital increase shall not exceed the issuance of 211,864,065 (Two hundred eleven million eight hundred sixty-four thousand sixty five new common shares of the Company with voting rights; and that the purchase price per common share in the issuance of the preemptive rights and the private placement shall not be less than US$0.6136 (Zero and 6136/10000 Dollars of the United States of America).

c)	That the Board is delegated with the power to determine the purchase price per share, in accordance with the terms of paragraph b) above.
d)
That the Board is delegated with the power to determine the terms and conditions for the granting of the preemptive rights pursuant to applicable law, including the record and delivery dates and the period during which the corresponding certificates of such rights may be traded.

e)
That the Board is delegated with the power to determine the exchange rate for the conversion of the capital increase amounts from Dollars of the United States of America to Peruvian Soles, considering market information.

f)
That the Board is delegated with the power to determine the form of issuance of the common shares to be issued as a consequence of the capital increase as permitted by applicable law and whether to issue provisional share certificates.

g)
That the Board is delegated with the power to determine the amount of the capital increase, after the preemptive rights process and the eventual private placement of unsubscribed common shares, according to what it is set forth in the third agenda item for the meeting.

h)
That the Board is delegated with the power to determine the new wording of Article 5 of the Company’s bylaws to reflect the results of the preemptive rights process and the eventual private placement of unsubscribed common shares, according to what it is set forth in the third agenda item for the meeting.

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1 0.01% of subscribed shares with voting rights represented in the meeting voted against and 0.07% of subscribed shares with voting rights represented in the meeting abstained.

i)
That the Board is delegated, and authorized to delegate to management, any other authority or power of attorney that may be deemed to be convenient or necessary in order to conduct and consummate the capital increase without further consent from the general shareholders meeting.

1.2.
Delegate to the Board sufficient powers of attorney to, subject to the terms proposed by the Board: (a) determine the purchase price per share; (b) determine the terms and conditions for the granting of the preemptive rights pursuant to applicable law, including the record and delivery dates and the period during which the corresponding certificates of such rights may be traded; (c) determine the exchange rate for the conversion of the capital increase amounts from Dollars of the United States of America to Peruvian Soles, considering market information; (d) determine the form of the common shares to be issued, in accordance with applicable law, and whether to issue provisional shares certificates; (e) determine the amount of the capital increase, after the preemptive rights process and the eventual private placement of unsubscribed common shares, and the terms of the private placement, according to what it is set forth in the third agenda item for the meeting; (f) determine the new wording of Article 5 of the Company’s bylaws to reflect the results of the preemptive rights process and the eventual private placement of unsubscribed common shares, according to what it is set forth in the third agenda item for the meeting; and (g) approve, determine or execute, and delegate to the management the power to approve, determine or execute, any other ancillary act that may be deemed to be convenient or necessary in order to conduct and consummate the capital increase without further consent from the general shareholders meeting.

2.	Preemptive rights, pursuant to the provisions set forth in the Peruvian law

The General Shareholders Meeting of the Company approved the following resolutions with the favorable vote of 93.88% of the subscribed shares with voting rights represented in the meeting2:

2.1.
That the preemptive rights shall be executed in two legal rounds, in the terms set forth in the Peruvian Companies Law, Law No. 26887, the Peruvian Securities Market Law, unified and restated text approved by Supreme Decree No. 093-2002-EF, and the Peruvian Securities Law, Law No. 27287 and those set forth in the first agenda item for the meeting; and,

2.2.
That the preemptive rights to subscribe for common shares of the Company issuable in connection with the capital increase, as well as the common shares issuable upon the exercise of such preemptive rights, are issued in order to comply with the aforementioned Peruvian laws and will not be registered nor offered in the United States of America or to persons of the United States of America (as such terms are defined in the securities laws of the United States of America), in accordance with the terms set forth by the Board.

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2 0.01% of subscribed shares with voting rights represented in the meeting voted against and 6.11% of subscribed shares with voting rights represented in the meeting abstained.

3.	Private placement by the Company, of the common shares not subscribed after the preemptive right process set forth in the Peruvian law

The General Shareholders Meeting of the Company approved the following resolutions with the favorable vote of 93.88% of the subscribed shares with voting rights represented in the meeting3:

3.1.	That common shares that remain unsubscribed after the preference rights subscription rounds are subject to private placement by the Company; and,

3.2.
To delegate to the Board the power to: (a) to determine the terms and conditions of the private placement and its negotiation, including the purchase price per share (which shall be equal or higher than the placement price for the preemptive rights, as described in paragraph b) of the first agenda item for the meeting); (b) to determine the exchange rate for the conversion of any amounts from Dollars of the United States of America to Peruvian Soles, considering market information; (c) to determine the form of issuance of the common shares to be issued as part of the private placement, as permitted by applicable law and whether to issue provisional shares certificates; (d) approve, determine or execute, and authorize the Board to delegate to the management the power to approve, determine or execute any other ancillary act that may be deemed to be convenient or necessary in order to conduct and consummate the private placement without further consent from the general shareholders meeting.

4.	Delegation and granting of powers of attorney to formalize the resolutions of the General Shareholders Meeting

The General Shareholders Meeting of the Company approved, with the favorable vote of 99.92% of the subscribed shares with voting rights represented in the meeting4, to grant powers of attorney in favor of Luis Francisco Diaz Olivero, with Peruvian ID No. 07872756; Monica Maria Miloslavich Hart, with Peruvian ID No. 10545024; Antonio Cueto Saco, with Peruvian ID No. 07787867; Daniel Rene Urbina Perez, with Peruvian ID No. 09382119; Francisco Augusto Baertl Montori, with Peruvian ID No. 06830436; and Ernesto Balarezo Valdez, with Peruvian ID No. 07861115, so that any two (2) of them, acting jointly, sign, on behalf of the Company, all the public and private documents that are required for the formalization and registration of the resolutions adopted at the meeting.

Finally, it was noted that the certificates of preemptive rights to subscribe for common shares of the Company issuable in connection with the capital increase, as well as the common shares issuable upon the exercise of such preemptive rights and to be issued in the private placement, have not been and not will be registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state or other jurisdiction outside of Peru.

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3 0.01% of subscribed shares with voting rights represented in the meeting voted against and 6.11% of subscribed shares with voting rights represented in the meeting abstained.
4 0.01% of subscribed shares with voting rights represented in the meeting voted against and 0.07% of subscribed shares with voting rights represented in the meeting, abstained.

In such regard, the certificates of preemptive rights are being made available pursuant to applicable Peruvian law (Peruvian Companies Law, Law No. 26887, Peruvian Securities Market Law and Peruvian Securities Law) only in Peru and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in, into or within the United States under applicable U.S. securities laws or other jurisdictions where prohibited. The common shares issuable upon exercise of such rights or issued in the private placement may not be offered, sold or subscribed for, directly or indirectly, except in a transaction that is exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933, as amended.

This document is not an offer to sell or a solicitation of an offer to buy any securities in the United States of America or to U.S. persons.

Sincerely,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
 Date: November 7, 2018